EXHIBIT 12.1
RAYONIER INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, thousands of dollars)

	Three Months Ended March 31,	Years Ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations	$42,706	$161,579	$217,770	$43,941	$54,443	$105,843
Income tax expense (benefit)	6,936	21,681	5,064	(859)	(9,601)	(35,685)
Pre-tax income from continuing operations	49,642	183,260	222,834	43,082	44,842	70,158
Add:
Interest expense	8,216	34,616	32,456	31,718	44,248	40,941
Interest factor attributable to rentals	35	137	171	236	301	540
Fixed charges	8,251	34,753	32,627	31,954	44,549	41,481
Subtract:
Capitalized Interest	164	545	211	19	—	—
Earnings as adjusted	57,729	217,468	255,250	75,017	89,391	111,639
Fixed Charges:	$8,251	$34,753	$32,627	$31,954	$44,549	$41,481
Ratio of earnings to fixed charges	7.00	6.26	7.82	2.35	2.01	2.69

Deficiency	—	—	—	—	—	—